ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN



07020155

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34835
December 27, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

PROCESSED

JAN 09 2007

THOMSON
FINANCIAL

SUPPL

<u>NTT Urban Development Corporation - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Interim Business Report for the 22nd Fiscal Year;

2. Notice of Resolution of the Meeting of the Board of Directors Concerning Payment of Interim Dividends for the 22nd Fiscal Year, dated November 2, 2006;

3. Notice of Resolution of the Meeting of the Board of Directors Concerning Stock Split, dated November 10, 2006; and

4. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kagayaki Funakoshi of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1197, facsimile +813-6888-3197).

Very truly yours,

Kagayaki Funakoshi

Enclosure

File No. 82-34835

(Summary English Translation)

Interim Business Report for the 22nd Fiscal Year

April 1, 2006 through September 30, 2006

NTT URBAN DEVELOPMENT CORPORATION

TO OUR SHAREHOLDERS

Compliments of Kiyoshi Mita, the President and Chief Executive Officer of the Company, as well as the business results for the six months ended September 30, 2006 are mentioned.

CSR ORIENTED MANAGEMENT

A description of the Company's managerial focus on corporate social responsibility is provided.

INTRODUCTION OF SHINPUKAN

A description of Shinpukan, a commercial facility in Kyoto, is provided.

OUTLINE OF BUSINESS

A brief description and results of operations of each of the leasing business, residential property sales business and other business are mentioned.

FINANCIAL REPORTS (CONSOLIDATED)

Summary Consolidated Balance Sheets as of September 30, 2006, September 30, 2005 and March 31, 2006, Summary Consolidated Statements of Income for the six months ended September 30, 2006, September 30, 2005 and for the year ended March 31, 2006 and Summary Consolidated Statements of Cash Flows for the six months ended September 30, 2006, September 30, 2005 and for the year ended March 31, 2006 are provided, together with year-to-year and year-to-period changes of total assets, interest-bearing liabilities, net assets and ratio of shareholders' equity to assets, operating revenues, ordinary income and ratio of ordinary income to operating revenues, and net income shown in the form of graphs.

TOPICS

Notice of Stock Split

A brief description of the five-for-one stock split effective January 1, 2007 is provided.

Rating of Aa3 by Moody's

A brief notice reporting that the Company was rated Aa3 by Moody's Investors Service Inc. in September 2006 is provided.

OUTLINE OF THE COMPANY (as of September 30, 2006)

Company Data

The name, location of the head office, date of incorporation, amount of capital, number of employees (consolidated) and the names of branches are mentioned.

Officers

The names of 14 Directors and 4 Corporate Auditors are mentioned.

STATUS OF SHARES (as of September 30, 2006)

Status of Shares

The number of authorized share capital, number of outstanding shares and number of shareholders are mentioned.

Major Shareholders

The names of top ten shareholders, the number of shares held by each of them and shareholding ratios are mentioned.

Shareholding Ratio

The shareholding ratio by type of shareholders is shown in the form of graph.

MAJOR PROPERTIES

Major properties owned in the leasing business and sold in the residential property sales business are mentioned.

MEMORANDUM FOR SHAREHOLDERS

The fiscal year end, timing of the ordinary general meeting of shareholders, record dates for year-end and interim dividends, name and address of the transfer agent, stock exchanges on which the shares of the Company are listed, and name of newspaper in which public notices are published are mentioned.

(Summary English Translation)

November 2, 2006

TO OUR SHAREHOLDERS:

NTT URBAN DEVELOPMENT
CORPORATION
14-1, Sotokanda 4-chome
Chiyoda-ku, Tokyo
Japan

Kiyoshi Mita
President and Chief Executive Officer

Notice of Resolution of the Meeting of the Board of Directors
Concerning Payment of Interim Dividends for the 22nd Fiscal Year

Notice is hereby provided that the Board of Directors of the Company, at its meeting held on November 1, 2006, resolved to pay interim dividends for the 22nd fiscal year (from April 1, 2006 through March 31, 2007), the details of which is described below.

Particulars

Pursuant to the provisions of the Articles of Incorporation of the Company, interim dividends will be paid, as described below, to the shareholders or pledgees registered or recorded in the Shareholders' Register or Register of Beneficial Shareholders as of the close of business on September 30, 2006.

1. Interim dividend:

    2,500 yen per share

2. Effective date for interim dividends and commencement date of payment:

    Monday, December 4, 2006

(Summary English Translation)

November 10, 2006

TO OUR SHAREHOLDERS:

NTT URBAN DEVELOPMENT
CORPORATION
14-1, Sotokanda 4-chome
Chiyoda-ku, Tokyo
Japan

Kiyoshi Mita
President and Chief Executive Officer

Notice of Resolution of the Meeting of the Board of Directors Concerning Stock Split

Notice is hereby provided that the Board of Directors of the Company, at its meeting held on November 1, 2006, resolved to implement a stock split, the details of which is described below.

Particulars

1.   A five-for-one stock split of the shares of common stock shall be implemented effective Monday, January 1, 2007, as described below.

(1)   Number of shares increasing as a result of the stock split:
                                        2,632,960 shares of common stock

(2)   Procedure of the stock split: A five-for-one stock split shall be implemented for shares held by shareholders as of Sunday, December 31, 2006, the record date.   However, as this day and the preceding day are not business days for the transfer agent, the actual record date shall be Friday, December 29, 2006.

2.   Increase in total number of shares authorized to be issued:
                                        Article 6 of the Articles of Incorporation shall be revised effective Monday, January 1, 2007. Total number of shares authorized to be issued shall be increased by 8,400,000 shares from 2,100,000 shares to 10,500,000 shares.

3.   Other issues pertaining to this stock split shall be determined at future meetings of the Board of Directors.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Semi-Annual Securities Report

A semi-annual securities report, required to be filed under the Securities and Exchange Law within three months after the end of the first half of each fiscal year, was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on December 19, 2006 for the six-month period ended September 30, 2006 and sets forth the following information:

PART ONE   CORPORATE INFORMATION

    I.   Outline of the company

        1.   Changes in principal indicators of business operations, etc.

        2.   Substance of business

        3.   Related companies

        4.   Employees

    II.   Business operations

        1.   Summary of results of operations, etc.

        2.   Operating revenues

        3.   Material business issues to be dealt with

        4.   Contracts material to operation of business

        5.   Research and development activities

    III.   Conditions of facilities

        1.   Conditions of principal facilities

        2.   Plans for establishment, disposal, etc. of facilities

    IV.   State of the company

        1.   Information concerning shares, etc.

            (1)   Total number of shares, etc.

            (2)   Stock acquisition rights, etc.

            (3)   Changes in number of issued shares and share capital

            (4)   Principal shareholders

            (5)   Voting rights

        2.   Changes in share price

        3.   Officers

    V.   Financial condition

        1.   Consolidated interim financial statements, etc.

(1)   Consolidated interim financial statements

    2.   Non-consolidated interim financial statements, etc.

(1)   Non-consolidated interim financial statements

(2)   Other matters

VI.   Information for reference

PART TWO   INFORMATION ON THE GUARANTOR, ETC.   (not applicable)

Interim audit reports

The semi-annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.

Amendment to the Shelf Registration Statement

An amendment to the Shelf Registration Statement for the purpose of incorporating the newly-filed Semi-Annual Securities Report (for the 22nd fiscal year) was filed with the Director of the Kanto Local Finance Bureau through EDINET on December 19, 2006.   The amendment to the Shelf Registration Statement is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.